Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 29, 2026, Critical Metals Corp. (“CRML” or the “Company”) completed the acquisition of a 50.5% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”), which increased the Company’s ownership in Tanbreez from 42% to 92.5%. This acquisition is referred to as the “Stage 2 Acquisition”).

In addition, on May 18, 2026, the Company entered into a binding Scheme Implementation Deed under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium” or “EUR”) by way of two interdependent schemes of arrangement under Australian law (the “EUR Transaction”). Completion of the EUR Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium. The Transaction is expected to be completed in the second half of 2026.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the unaudited historical condensed consolidated balance sheet of CRML as of December 31, 2025 with the audited historical balance sheet of Tanbreez as of December 31, 2025, and the unaudited historical balance sheet of European Lithium as of December 31, 2025, giving effect to Stage 2 Acquisition and the EUR Transaction as if they had been consummated as of that date.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2025 combines the unaudited historical condensed consolidated statement of operations of CRML for the six months ended December 31, 2025 with the unaudited historical statement of operations of Tanbreez for the trailing six months ended December 31, 2025 (compiled from the audited statement of operations for the twelve months ended December 31, 2025 of Tanbreez less the unaudited condensed statement of operations for the six month period ended June 30, 2025 of Tanbreez), and the unaudited historical condensed statement of operations of EUR for the six months ended December 31, 2025, giving effect to the Stage 2 Acquisition and the EUR Transaction as if they had been consummated as of July 1, 2024, the first day of the earliest period presented.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended June 30, 2025 combines the audited historical condensed consolidated statement of operations of CRML for the fiscal year ended June 30, 2025, with the unaudited historical statement of operations of Tanbreez for the trailing twelve months ended June 30, 2025 (compiled from the audited statement of operations for the year ended December 31, 2024 less the unaudited condensed statement of operations for the six month period ended June 30, 2024, plus the unaudited condensed statement of operations for the six months ended June 30, 2025 of Tanbreez), and the audited historical financial statements of EUR for the fiscal year ended June 30, 2025, giving effect to the transactions as if they had been consummated as of July 1, 2024, the first day of the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing and acquisition transactions consummated or intended after December 31, 2025. These include the Stage 2 Acquisition and the EUR Transaction. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company.

The historical financial consolidated statements of CRML, Tanbreez, and EUR have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed combined pro forma financial information is prepared on an IFRS basis and is presented in US Dollars (“USD”), the reporting currency used by the Company.

The historical financial statements of the target entities have been translated into USD to conform to the reporting currency of CRML as follows:

●	The historical financial statements of Tanbreez were originally reported using Danish Krone (“DKK”) and have been translated into USD.

●	The historical financial statements of EUR were originally reported using Australian Dollars (“AUD”) and have been translated into USD.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The actual financial results may have differed had the companies been combined during the periods presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies been combined or of the future results that the combined company will experience.

Prior to the Stage 2 Acquisition, including as of December 31, 2025, CRML held a 42% interest in Tanbreez and applied the equity method of accounting for its investment in Tanbreez. Under the equity method, CRML recognized its initial investment at cost and subsequently adjusted the carrying amount to recognize the Company’s share of Tanbreez’s profits and losses through CRML’s statement of profit and loss. The remaining 7.5% ownership interest in Tanbreez is currently held by EUR. In connection with the EUR Transaction, CRML will acquire this remaining 7.5% interest to hold a 100% interest in Tanbreez. In accordance with IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Accordingly, the pro forma adjustments give effect to the transition from the equity method of accounting to full consolidation upon the closing of the Stage 2 Acquisition. The subsequent increase in CRML’s ownership interest via the EUR Transaction is reflected as an equity transaction; no gain or loss is recognized in the statement of operations, and the carrying amounts of the controlling interest and the non-controlling interest (“NCI”) are adjusted, reducing the NCI to zero to reflect CRML’s 100% ultimate ownership of Tanbreez.

This information should be read together with the following:

●	the historical unaudited condensed consolidated financial statements of CRML as of and for the six months ended December 31, 2025 and 2024;

●	the historical audited consolidated financial statements of CRML as of June 30, 2025 and for the fiscal year ended June 30, 2025 and 2024;

●	the historical audited financial statements of Tanbreez as of and for the fiscal year ended December 31, 2025 and 2024;

●	the historical unaudited condensed financial statements of Tanbreez as of and for the six months ended June 30, 2025 and 2024;

●	the historical unaudited condensed financial statements of EUR as of and for the six months ended December 31, 2025 and 2024;

●	the historical audited condensed financial statements of EUR as of and for the fiscal year ended June 30, 2025 and 2024.

Anticipated Accounting Treatment

Stage 2 Acquisition of Tanbreez

Basis of Consolidation and Control Assessment

Upon the completion of the Stage 2 Acquisition, the acquisition will be accounted for as a consolidation, in accordance with IFRS 10. CRML’s equity interest in Tanbreez increased to 92.5% at which point CRML is determined to control Tanbreez based on the following structural and operational indicators:

●	Equity ownership: CRML holds a 92.5% voting and economic equity interest

●	Operational Funding: CRML is responsible for funding the ongoing operations of the project.

●	Corporate Governance: CRML has the unilateral ability to appoint the majority of the Board of Directors of Tanbreez.

Following the Stage 2 Acquisition, the remaining 7.5% equity interest in Tanbreez held by EUR represents a non-controlling interest (“NCI”). Because CRML maintains control, 100% of Tanbreez’s historical assets, liabilities, and operations are consolidated, with the 7.5% interest initially allocated to NCI within equity.

EUR Transaction

In connection with the EUR Transaction, the acquisition of EUR will be accounted for as a consolidation, in accordance with IFRS10. CRML will acquire 100% of EUR and, as a result the remaining 7.5% interest in Tanbreez held by EUR, will bring CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest via the EUR Transaction will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the NCI balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez.

Accounting Acquirer Determination for Stage 2 and EUR Transaction

CRML was determined to be the accounting acquirer in the Stage 2 and the EUR Transaction under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favored CRML as the acquirer, specifically:

●	existing CRML shareholders are expected to hold a majority of the ordinary shares of the combined company following both the Stage 2 and the EUR Transaction;

●	the board of directors of CRML following the both Stage 2 and EUR Transaction is expected to remain identical to the board of directors of CRML prior to the Transactions; and

●	the senior management of CRML following Stage 2 and the EUR Transaction is expected to remain identical to the senior management CRML prior to the Transactions.

Accordingly, Tanbreez and EUR are treated as the accounting acquirees.

Asset Acquisition Classification of Stage 2 Acquisition and EUR transaction

In accordance with IFRS 3, the Stage 2 Acquisition and the EUR Transaction are accounted for as an asset acquisition rather than a business combination, because Tanbreez and EUR lack the substantive inputs and processes required to meet the definition of a business:

●	Input – While the Tanbreez Project has been granted an exploitation license and has disclosed mineral resources, significant additional development is required. This includes converting the mineral resource estimates to proven or probable reserves, completing a bankable feasibility study (BFS), establishing a definitive mine plan, and procuring essential mining equipment. EUR inputs are primarily cash on hand, investment in Tanbreez and investment in CRML.

●	Process – Although Greg Barnes has been appointed as a strategic advisor to CRML, no operational systems, specialized workforces, or substantive infrastructure have been transferred to the Company. EUR has no significant process in place.

●	Output – Tanbreez is an exploration-stage project that is not sufficiently advanced to produce commercial goods or generate revenue. It lacks the integrated inputs and processes necessary to generate outputs (such as rare earth element production) at this stage. EUR’s primary output is linked to its interest in Tanbreez and its CRML investment.

Because the transactions do not constitute a business combination and the purchase consideration is settled via the issuance of equity instruments, the transaction falls within the scope of IFRS 2 (Share-based Payment) as an equity-settled asset acquisition.

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the transaction is measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by the Company are recognized as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognized, total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

EUR Transaction

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

Prior to the closing of the EUR Transaction, EUR will hold a historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares to be acquired from EUR will be immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the EUR Transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

While the transaction is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The grant-date fair value of the replacement awards is allocated between historical acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

●	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the acquisition is capitalized and included in the cost basis of the assets acquired.

●	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognized as employee compensation expense over the prospective post-acquisition service period.

The replacement of these awards constitutes a modification under IFRS 2. The Company measures the fair value of the original awards immediately before the replacement and compares it to the fair value of the new awards at the grant date. Any incremental fair value granted is recognized as additional employee compensation expense over the remaining vesting period. The Company recognizes, at minimum, the grant-date fair value of the original awards, provided the original vesting conditions are met.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

	CRML (Historical)	Tanbreez (Historical)	Stage 2 Accounting Adjustments			Other Material Subsequent Transaction Adjustments		Pro Forma Combined	EUR (Historical)	EUR Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$80,923,699	$1,114,370	$			$59,999,998	B	$137,108,067	$132,788,881	$115,162,500	F	$353,059,448
						(5,000,000)	E			(32,000,000)	J
						70,000	D
Trade and Other Receivables	-	-		-		-		-	173,661	-		173,661
Other receivables	33,246	-		-		-		33,246	-	32,000,000	J	32,033,246
Prepaid expenses	8,269	-		-		-		8,269	36,227	-		44,496
Indemnification Asset	-	-		-		-		-	1,147,309	-		1,147,309
Short Term Loans Receivable	-	-		-		-		-	3,113,576	(3,113,576)	I	-
Convertible Note	-	-		-		-		-	182,744	-		182,744
Total current assets	80,965,214	1,114,370		-		55,069,998		137,149,582	137,442,398	112,048,924		386,640,904
Non-current assets
Restricted cash and other deposits	15,715,996	-		-		-		15,715,996	33,465	-		15,749,461
Property and plant and equipment, net	2,447	716,107		-		-		718,554	1,326	-		719,880
Inventory, net	15,800,000	-		-		-		15,800,000	-	-		15,800,000
Deferred exploration and evaluation expenditure	40,399,990	41,659,681		220,581,623	A	-		302,641,294	-	(4,458,982)	I	298,182,312
Investment in joint venture	114,046,056	-		106,535,567	A	-		-	-	-		-
				(220,581,623)	A
Listed and Unlisted Investments	-	-		-		-		-	10,704,947	-		10,704,947
Investment in associate	351,748	-		-		7,000,000	E	7,351,748	355,483	-		7,707,231
Investment in associate -Tanbreez	-	-		-		-		-	6,817,815	10,409,908	F	-
										(17,227,723)	H
Investment in associate -CRML	-	-		-		-		-	752,737,722	(242,730,736)	F	-
										(510,006,986)	G
Right of use asset	17,333	-		-		-		17,333	8,637			25,970
Long Term Loans Receivable	-	-		-		-		-	753,022	(753,022)	I	-
Total non-current assets	186,333,570	42,375,788		106,535,567		7,000,000		342,244,925	771,412,417	(764,767,541)		348,889,801
Total assets	$267,298,784	$43,490,158		$106,535,567		$62,069,998		$479,394,507	$908,854,815	$(652,718,617)		$735,530,705

LIABILITIES
Current liabilities
Trade and other payables	$24,367,006	$720,760		$-		$(12,800,000)	C	$12,287,766	1,724,021	-		14,011,787
Provisions	29,969	-		-		-		29,969	4,526,303	-		4,556,272
Lease liability	12,453	-		-		-		12,453	11,534	-		23,987
Funding from related party	2,355,328	-		-		-		2,355,328	-	(2,355,328)	I	-
Warrants liability	81,643,610	-		-		(27,200,000)	C	54,443,610	-	-		54,443,610
Loan from Group companies	-	32,896,153		-		-		32,896,153	-	(4,458,982)	I	28,437,171
Total current liabilities	108,408,366	33,616,913		-		(40,000,000)		102,025,279	6,261,858	(6,814,310)		101,472,827
Non-current liabilities
Offtake prepayment	15,000,000	-		-		-		15,000,000	-	-		15,000,000
Loan payable - EUR	-	751,898		-		-		751,898	-	(751,898)	I	-
Lease liability	7,836	-		-		-		7,836	987	-		8,823
Deferred tax liability	-	-		-		-		-	26,745,096	(13,958,295)	F	12,786,801
Total non-current liabilities	15,007,836	751,898		-		-		15,759,734	26,746,083	(14,710,193)		27,795,624
Total liabilities	123,416,202	34,368,811		-		(40,000,000)		117,785,013	33,007,941	(21,524,503)		129,268,451

Net Assets	143,882,582	9,121,347		106,535,567		102,069,998		361,609,494	875,846,874	(631,194,114)		606,262,254

EQUITY
Share capital	352,668,618	763,061		164,246,942	A	-		626,147,319	65,363,177	707,283,664	F	1,398,794,160
						59,999,998	B
						40,000,000	C
						6,468,700	D
						2,000,000	E

Share premium	-	13,951,452		(13,951,452)	A	-		-	-	-		-
Unissued Capital	45,734,183	-		-		-		45,734,183	-	-		45,734,183
Treasury shares										(510,006,986)	G	(510,006,986)
Reserves	66,412,329	64,069		(64,069)	A	-		66,412,329	15,285,904	(15,285,904)	F	65,652,957
										(759,372)	I
Accumulated deficit	(320,932,548)	(5,657,235)		(60,923,577)	A	(6,398,700)	D	(393,912,060)	795,197,794	(795,197,794)	F	(393,912,060)

Total equity	143,882,582	9,121,347		89,307,844		102,069,998		344,381,771	875,846,875	(613,966,392)		606,262,254

Non-controlling interests	-	-		17,227,723		-		17,227,723	(1)	1	F	-
										(17,227,723)	H
Total equity	$143,882,582	$9,121,347		$106,535,567		$102,069,998		$361,609,494	$875,846,874	$(631,194,114)		$606,262,254

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 2025

	CRML (Historical)	Tanbreez (Historical)	Stage 2 Accounting Adjustments		Pro Forma Combined	EUR (Historical)	EUR Transaction Accounting Adjustments		Pro Forma Combined

Other income	$567,809	$-	$-		$567,809	$357,917	-		925,726
Foreign exchange	(85,472)	(596,775)	-		(682,247)	(336,235)	-		(1,018,482)
Consultants and professional services expenses	(4,489,732)	(376,874)	-		(4,866,606)	(4,928,426)	-		(9,795,032)
Travel and entertainment	(163,985)	(68,665)	-		(232,650)	(89,434)	-		(322,084)
Salaries and wages	-	(21,347)	-		(21,347)	(181,266)	-		(202,613)
Directors’ fees	(464,583)	-	-		(464,583)	-	-		(464,583)
Share based payments to directors and management	(18,665,164)	-	-		(18,665,164)	(3,117,462)	(6,821,407)	FF	(28,604,033)
Compliance and regulatory fees	(874,223)	-	-		(874,223)	(287,735)	-		(1,161,958)
Administration expenses	(151,224)	(316,760)	-		(467,984)	(60,199)	-		(528,183)
Promotion, IR and PR expenses	(1,181,496)	-	-		(1,181,496)	(128,887)	-		(1,310,383)
Occupancy	-	-	-		-	(1,412)	-		(1,412)
Insurance	(1,045,815)	-	-		(1,045,815)	(64,297)	-		(1,110,112)
Finance costs	(14,717,395)	(50,340)	-		(14,767,735)	(592,810)	-		(15,360,545)
Listing Costs	(9,500,000)	-	-		(9,500,000)		-		(9,500,000)
Depreciation expense	(763)	(11,076)	-		(11,839)	(1,120)	-		(12,959)
Depreciation expense – leased assets	(5,491)	-	-		(5,491)	(8,599)	-		(14,090)
Share of net profits of associate	1,680	-	-		1,680		-		1,680
Gain on Derecognition of Warrants	10,872,829	-	-		10,872,829		-		10,872,829
Gain (Loss) on Extinguishment of Liability	(326,000)	-	-		(326,000)	(67,642)	-		(393,642)
Gain on Deconsolidation of CRML	-	-	-		-	836,186,614	(836,186,614)	EE	-
CRML Expenses (pre-deconsolidation)	-	-	-		-	(10,294,313)	10,294,313	EE	-
Gain on Deconsolidation – Recycling of FX Translation Reserve	-	-	-		-	1,692,307	(1,692,307)	EE	-
Exploration Expenditure Impairment	-	-	-		-	(179,281)	-		(179,281)
Gain on fair value of warrants	(80,139,141)	-	-		(80,139,141)		-		(80,139,141)
Gain / (Loss) on Fair Value of Financial Assets through P&L	-	-	-		-	2,165,274	-		2,165,274
Share of net profits of JV accounted for using the equity method	35,096	-	(35,096)	AA	-	(48,678,862)	48,678,862	EE	-
Net Gain on Disposal / Deemed Disposal of CRML Shares	-	-	-		-	11,030,590	(11,030,590)	EE	-
Other expenses	(42,222)	-	-		(42,222)	(30,373)	-		(72,595)
Profit/(loss) before income tax	(120,375,292)	(1,441,837)	(35,096)		(121,852,225)	782,384,349	(796,757,744)		(136,225,620)
Income tax expense	-	-	-		-	(31,265,850)	(6,024,060)	GG	(37,289,910)
Profit/(loss) after tax	(120,375,292)	(1,441,837)	(35,096)		(121,852,225)	751,118,499	(802,781,804)		(173,515,530)

Net income (loss) attributed to non-controlling interest	-	-	(108,138)	BB	(108,138)	(4,235,534)	4,343,672	DD	-
Net income (loss) attributed to CRML	$(120,375,292)	$(1,441,837)	$73,042		$(121,744,087)	$755,354,033	$(807,125,476)		$(173,515,530)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(10,439)	29,352	-		18,913	(18,392,987)	17,660,046	EE	(714,028)
Other comprehensive (loss)/profit for the period, net of income tax	(10,439)	29,352	-		18,913	(18,392,987)	17,660,046		(714,028)

Total comprehensive (loss)/profit for the period	$(120,385,731)	$(1,412,485)	$(35,096)		$(121,833,312)	$732,725,512	$(785,121,758)		$(174,229,558)

Pro forma weighted average number of shares outstanding - basic and diluted					146,766,204				216,807,910

Pro forma earnings per share - basic and diluted					$(0.83)				$(0.80)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2025

	CRML (Historical)	Tanbreez (Historical)	Stage 2 Accounting Adjustments		Pro Forma Combined	EUR (Historical)	EUR Transaction Accounting Adjustments		Pro Forma Combined

Other income	$560,623	$-	$-		$560,623	806,100	-		1,366,723
Foreign exchange	(1,183,315)	2,939,630	-		1,756,315	(1,159,333)	-		596,982
Consultants and professional services expenses	(12,338,201)	(926,904)	-		(13,265,105)	(13,023,771)	-		(26,288,876)
Travel and entertainment	(275,623)	(18,953)	-		(294,576)	(354,147)	-		(648,723)
Salaries and wages	-	-	-		-	(1,750,159)	-		(1,750,159)
Directors’ fees	(1,391,263)	-	-		(1,391,263)	-	-		(1,391,263)
Share based payments to directors and management	(30,566,894)	-	-		(30,566,894)	(31,789,981)	(35,463,688)	FF	(97,820,563)
Compliance and regulatory fees	(746,676)	-	-		(746,676)	(1,134,648)	-		(1,881,324)
Administration expenses	64,009	(177,079)	-		(113,070)	(16,817)	-		(129,887)
Promotion, IR and PR expenses	(1,192,471)	-	-		(1,192,471)	(1,411,986)	-		(2,604,457)
Insurance	(2,073,232)	-	-		(2,073,232)	(2,135,779)	-		(4,209,011)
Finance costs	(466,099)	(102,220)	-		(568,319)	(681,490)	-		(1,249,809)
Depreciation expense	(1,088)	(153)	-		(1,241)	(5,291)	-		(6,532)
Depreciation expense – leased assets	(10,161)	-	-		(10,161)	(27,027)	-		(37,188)
Share of net profits of associate	6,829	-	-		6,829	-	-		6,829
Loss on Disposal of Fixed Asset	(945)	-			(945)	(946)	-		(1,891)
Merger expenses	(3,000,000)	-	(65,843,737)	CC	(68,843,737)	(3,002,798)	-		(71,846,535)
Gain (Loss) on Extinguishment of Liability	235,350	-	-		235,350	235,569	-		470,919
Gain on Deconsolidation of CRML	-	-	-		-	4,684	(4,684)	EE	-
Gain on Deconsolidation – Recycling of FX Translation Reserve	-	-	-		-	702,633	(702,633)	EE	-
Exploration expenditure expensed	(238,309)	(12,138)	-		(250,447)	(259,048)	-		(509,495)
Exploration Expenditure Impairment	-	-	-		-	(9,391,267)	-		(9,391,267)
Gain on fair value of warrants	49,534	-	-		49,534	-	-		49,534
Gain / (Loss) on Fair Value of Financial Assets through P&L	-	-	-		-	49,580	-		49,580
Share of net profits of JV accounted for using the equity method	701,978	-	(701,978)	AA	-	-	-		-
Net Gain on Disposal / Deemed Disposal of CRML Shares	-	-	-		-	2,108,102	(2,108,102)	EE	-
Impairment	-	-	-		-	(452,370)	-		(452,370)
Other expenses	(5,869)	(36,526)	-		(42,395)	(13,143)	-		(55,538)
Profit/(loss) before income tax	(51,871,823)	1,665,657	(66,545,715)		(116,751,881)	(62,703,333)	(38,279,107)		(217,734,321)
Income tax expense	-	-	-		-	-	-		-
Profit/(loss) after tax	(51,871,823)	1,665,657	(66,545,715)		(116,751,881)	(62,703,333)	(38,279,107)		(217,734,321)

Net income (loss) attributed to non-controlling interest	-	-	124,924	BB	124,924	(16,388,960)	16,264,036	DD	-
Net income (loss) attributed to CRML	$(51,871,823)	$1,665,657	$(66,670,639)		$(116,876,805)	(46,314,373)	(54,543,143)		(217,734,321)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	4,684,120	247,246	-		4,931,366	5,198,071	-		10,129,437
Other comprehensive (loss)/profit for the period, net of income tax	4,684,120	247,246	-		4,931,366	5,198,071	-		10,129,437

Total comprehensive (loss)/profit for the period	$(47,187,703)	$1,912,903	$(66,545,715)		$(111,820,515)	(57,505,262)	(38,279,107)		(207,604,884)

Pro forma weighted average number of shares outstanding - basic and diluted					146,766,204				216,807,910

Pro forma earnings per share - basic and diluted					$(0.80)				$(1.00)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On July 19, 2024, Critical Metals Corp. (“CRML” or the “Company”) entered into an amended and restated heads of agreement (as amended, the “HOA”) with Rimbal Pty. Ltd. (the “Vendor”), which was subsequently amended in September 2025. Pursuant to the HOA, the Company agreed to acquire up to a 92.5% equity interest in Tanbreez Mining Greenland A/S (“Tanbreez”), which holds the primary exploitation permit for rare earth elements (“REE”) in Greenland. The HOA was structured in the following sequential stages:

1.	Initial Investment: An investment of $5,000,000 to acquire an initial 5.55% equity interest in Tanbreez.

2.	Stage 1 Interest: The issuance of $90,000,000 of shares in CRML to acquire an additional 36.45% equity interest, bringing the Company’s total historical interest to 42.0%.

3.	Stage 2 Interest: The requirement to increase the Company’s ownership interest in Tanbreez from 42.0% to 92.5% (an additional 50.50% equity interest) upon receiving approval from the Greenlandic Mineral Resources Authority (“Greenland MRA”) for the transfer of the asset.

Completion of Stage 2 Acquisition

On April 29, 2026, the Company and the Vendor completed the acquisition of the 50.5% ownership interest in Tanbreez (the “Stage 2 Acquisition”). At the closing of the Stage 2 Acquisition, following receipt of approval from the Greenland MRA, the Company issued 14,500,000 ordinary shares, par value $0.001 per share (“Ordinary Shares”), to the Vendor in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933. This share issuance increased CRML’s direct ownership interest in Tanbreez from 42.0% to 92.5%.

EUR Transaction

As of the closing of the Stage 2 Acquisition, the remaining 7.5% ownership interest in Tanbreez was held by the Company’s stockholder, European Lithium Limited (“EUR”). In connection with the EUR Transaction, CRML intends to acquire 100% of EUR. As a result of the acquisition of EUR transaction, CRML will acquire this remaining 7.5% minority interest, resulting in CRML holding a 100% ultimate ownership interest in Tanbreez and EUR.

Corporate Governance & Management

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On July 2, 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez. The Vendor is a company controlled by geologist Gregory Barnes. Pursuant to the HOA, Gregory Barnes serves as a strategic advisor to the board of CRML. In connection with the asset acquisition in the EUR transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

Note 2 — Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025, gives pro forma effect to the Stage 2 Acquisition and the EUR Transaction as if they had been consummated on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2025, and for the fiscal year ended June 30, 2025, give pro forma effect to the transactions as if they had been consummated on July 1, 2024, the earliest period presented.

The historical financial statements of CRML, Tanbreez, and EUR have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed combined pro forma financial information reflects IFRS and is presented in US Dollars (“USD”).

To prepare the pro forma financial information, the historical financial statements of the target entities have been translated into USD to conform to the reporting metrics of CRML:

●	The historical financial statements of Tanbreez were originally reported using Danish Krone (“DKK”) and have been translated into USD.

●	The historical financial statements of EUR were originally reported using Australian Dollars (“AUD”) and have been translated into USD.

The historical financial information has been adjusted to give pro forma effect to the Stage 2 Acquisition and the EUR Transaction. The adjustments are presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation. The pro forma information is for illustrative purposes only and is not necessarily indicative of the historical results that would have been achieved or the future results that the combined company will experience.

Note 3 — Accounting for the Asset Acquisitions

Basis of Consolidation and Control Assessment

Upon the completion of the Stage 2 Acquisition, the transactions will be accounted for as consolidation, in accordance with IFRS 10. CRML’s equity interest in Tanbreez increases to 92.5% at which point CRML is determined to control Tanbreez based on the following structural and operational indicator:

●	Equity ownership: CRML holds a 92.5% voting and economic equity interest

●	Operational Funding: CRML is responsible for funding the ongoing operations of the project.

●	Corporate Governance: CRML has the unilateral ability to appoint the majority of the Board of Directors of Tanbreez.

Following the Stage 2 Acquisition, the remaining 7.5% equity interest in Tanbreez held by European Lithium Ltd (“EUR”) represents a non-controlling interest (“NCI”). Because CRML maintains control, 100% of Tanbreez’s historical assets, liabilities, and operations are consolidated, with the 7.5% interest initially allocated to NCI within equity.

Subsequent Acquisition of EUR (Project Dynamo) EUR Transaction

In connection with the EUR Transaction, CRML’s intended acquisition of EUR will result in the Company acquiring the remaining 7.5% interest, bringing CRML’s total ownership of Tanbreez to 100%. In accordance with IFRS 10.23, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for strictly as equity transactions (i.e., transactions with owners in their capacity as owners).

Consequently, the acquisition of the remaining 7.5% interest via EUR will not result in the recognition of a gain or loss in the statement of operations. Instead, the transaction will adjust the carrying amounts of the controlling interest and reduce the NCI balance to zero, reflecting CRML’s ultimate 100% ownership of Tanbreez and of EUR.

Accounting Acquirer Determination

CRML was determined to be the accounting acquirer under IFRS 10 and IFRS 3. While the application of IFRS 3 involves a higher level of judgement, an evaluation of the relative facts and circumstances favored CRML as the acquirer, specifically: relative voting rights post-transaction, the composition of the combined governing body, the selection of senior executive management, the relative size of the entities, and underlying terms of exchange. Accordingly, Tanbreez and EUR are treated as the accounting acquirees.

Measurement Basis and Asset/Equity Recognition

In accordance with IFRS 2, the transactions are measured based on the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. CRML recognizes these identifiable items at their acquisition-date fair values, including property, plant, and equipment (PP&E), cash and cash equivalents, and other investments. Equity instruments issued by the Company are recognized as an increase in equity, measured by reference to the fair value of the net assets acquired. Because IFRS 3 does not apply, no goodwill is recognized; total consideration is entirely allocated to the identifiable assets and liabilities based on their relative fair values, and transaction costs are capitalized as part of the initial asset cost basis.

Reciprocal Shareholding and Treasury Share Reclassification (IAS 32)

Prior to the transaction, EUR held an historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares acquired from EUR are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

Replacement Share-Based Payment Awards

As part of the EUR Transaction, the Company will replace existing share-based payment arrangements held by key management personnel (KMPs) of EUR with new equity-settled awards over the shares of CRML.

While the transaction is an asset acquisition outside the scope of IFRS 3, the allocation and modification principles of IFRS 2 are applied to evaluate these replacement awards. The grant-date fair value of the replacement awards is allocated between historical acquisition consideration and post-acquisition employee compensation based on the proportion of the vesting period completed at the acquisition date:

●	Pre-Acquisition Service Portion: The portion of the fair value attributable to service periods completed prior to the acquisition is capitalized and included in the cost basis of the assets acquired.

●	Post-Acquisition Service Portion: The portion attributable to remaining vesting periods is recognized as employee compensation expense over the prospective post-acquisition service period.

The replacement of these awards constitutes a modification under IFRS 2. The Company measures the fair value of the original awards immediately before the replacement and compares it to the fair value of the new awards at the grant date. Any incremental fair value granted is recognized as additional employee compensation expense over the remaining vesting period. The Company recognizes, at minimum, the grant-date fair value of the original awards, provided the original vesting conditions are met.

Purchase Price Allocation (PPA)

The fair value of Tanbreez identifiable net assets was determined as follows:

(In USD thousands)	Est Fair Value
Consideration:
Cash paid	$12,060
Stage 1 shares FV	90,000
Stage 2 share FV	165,010
HOA share true up	6,850
Expenses paid on behalf of Tanbreez	4,399
Total Consideration Paid	278,319
Noncontrolling interest 7.5% of consideration	17,228
Total Consideration	$295,547

Cash & Cash Equivalents	$1,114
Property Plant & Equipment	716
Deferred exploration and evaluation expenditure	262,241
Total Assets Acquired	264,072
Liabilities Assumed	(34,369)
Net Assets Acquired	$229,703

Difference allocated to accumulated earnings one time charge	$65,844

The difference between the total consideration paid and the noncontrolling interest less the net assets acquired was allocated to earnings in accordance with IFRS 2.13A. This charge will flow directly through to increase pro forma Accumulated Deficit on the balance sheet, and the Share Capital remains credited for the full fair value of the equity issued.

Purchase Price Allocation (PPA)

The fair value of EUR’s identifiable net assets was determined as follows:

(In shares)	EUR
EUR shares currently on issue	1,716,361,583
EUR listed options	189,409,098
EUR unlisted options	2,871,900
EUR unlisted options	2,549,005
EUR performance rights	90,000,000
Total	2,001,191,586

Exchange ratio	0.0350
EUR shareholders to be issued shares in CRML	70,041,706

(In USD thousands)	Est Fair Value
Consideration:
Shares issues 70,041,706 (1)	$751,494
Total Consideration Paid	$751,494

Cash & Cash Equivalents (2)	$247,951
Trade and other receivables	174
Prepaid expenses	36
Indemnification Assets	1,147
Short term loan receivables	3,114
Convertible note	183
Restricted cash and other deposits	34
Property Plant & Equipment	1
Listed and unlisted investments	10,705
Investment in associates	355
Investment in Tanbreez	17,228
Investment in CRML	510,007
Right of use asset	9
Long term loan receivable	753
Total Assets Acquired	791,697
Liabilities Assumed	(19,050)
Net Assets Acquired	$772,647

Difference allocated to share capital	$21,153

(1)	Includes 66,891,706 shares valued at $11.20 based on the closing price of CRML shares on May 29, 2029. 3,150,000 shares are replaced performance rights shares which are valued at $2,306,524 representing the allocation of the performance right shares to the consideration paid for total estimated fair value of consideration paid of $751,493,625.

(2)	Includes cash proceeds of $115,162,500 for the sale of CRML shares by EUR subsequent to December 31, 2026

The difference between the total consideration paid and the noncontrolling interest less the net assets acquired was allocated to share capital in accordance with IFRS 2.13A.

Note 4 — Tanbreez Conversion and Presentation Alignment from DKK to USD

The historical financial information of Tanbreez has been prepared in Danish Krone (DKK) and is being converted to US Dollars (USD) for the purposes of the unaudited pro forma condensed consolidated financial information to conform with the historical financial information of CRML. The unaudited historical statement of operations of Tanbreez for the trailing twelve months ended June 30, 2025 was compiled from the audited statement of operations for the year ended December 31, 2024 less the unaudited condensed statement of operations for the six month period ended June 30, 2024, plus the unaudited condensed statement of operations for the six months ended June 30, 2025 of Tanbreez,

The unaudited historical statement of operations of Tanbreez for the trailing six months ended December 31, 2025 was compiled from the audited statement of operations for the twelve months ended December 31, 2025 of Tanbreez less the unaudited condensed statement of operations for the six month period ended June 30, 2025 of Tanbreez.

As of December 31, 2025 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Exchange Rate as of December 31, 2025	IFRS after conversion to (in USD)
ASSETS
Current assets:
Cash	$7,090	0.157173	$1,114
Deferred exploration and evaluation expenditures	265,056	0.157173	41,660
Property plan & equipment	4,556	0.157173	716
Total assets	$276,702		$43,490
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$4,586	0.157173	$721
Loans form Group companies	209,299	0.157173	32,896
Non-current labilities
European Lithium – long term loan	4,784	0.157173	752
Total liabilities	218,669		34,369
Net assets	$58,033		$9,121
EQUITY
Share capital	5,000		763
Share premium	90,360		13,951
Reserves	-		64
Accumulated deficit	(37,327)		(5,657)
Total equity	$58,033		$9,121

For the Six Months Ended December 31, 2025 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Average Exchange Rate for the trailing six months ended December 31, 2025	IFRS after conversion to (USD)
Operating expenses
Legal fees	$(1,657)	0.156221	$(259)
Slaries and wages	(137)	0.156221	(21)
Accounting and audit fees	(756)	0.156221	(118)
Other advisory fees	(1,990)	0.156221	(310)
Travel expenses	(439)	0.156221	(69)
Other administrative fees	(37)	0.156221	(6)
Depreciation expense	(71)	0.156221	(11)
Other financial income	(3,820)	0.156221	(597)
Interest on loan – EUR	(106)	0.156221	(17)
Unrealized foreign exchange gain and other income	(216)	0.156221	(34)
Net loss	$(9,229)		$(1,442)
Other comprehensive income	-		29
Total comprehensive loss	$(9,229)		$(1,413)

For the Trailing Twelve Months Ended June 30, 2025 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Average Exchange Rate for the trailing twelve months ended June 30, 2025	IFRS after conversion to (USD)
Operating expenses
Exploration expenditures expensed	$(83)	0.145842	$(12)
Legal fees	(876)	0.145842	(128)
Accounting and audit fees	(5,480)	0.145842	(799)
Other advisory fees	(461)	0.145842	(67)
Travel expenses	(130)	0.145842	(19)
Other administrative fees	(32)	0.145842	(5)
Depreciation expense	(1)	0.145842	(0)
Management service fee to parent company	(720)	0.145842	(105)
Occupancy expense	(250)	0.145842	(36)
Unrealized foreign exchange gain and other income	20,156	0.145842	2,940
Other financial expense	(701)	0.145842	(102)
Net income	$11,422		$1,667
Other comprehensive income	-		247
Total comprehensive income	$11,422		$1,914

Note 4 — EUR Conversion and Presentation Alignment from AUD to USD

The historical financial information of EUR has been prepared in Australian Dollars (AUD) and is being converted to US Dollars (USD) for the purposes of the unaudited pro forma condensed consolidated financial information to conform with the historical financial information of CRML.

As of December 31, 2025 (in thousands)	IFRS before conversion (in AUD)	AUD to USD Exchange Rate as of December 31, 2025	IFRS after conversion to (in USD)
ASSETS
Current assets:
Cash	$198,400	0.6693	$132,789
Trade and other receivable	259	0.6693	174
Prepaid expenses	54	0.6693	36
Indemnification assets	1,714	0.6693	1,147
Short Term Loans Receivable	4,652	0.6693	3,114
Convertible note	273	0.6693	183
Total current assets	205,352		137,443
Listed and unlisted investments	15,994	0.6693	10,705
Investment in associate	531	0.6693	355
Investment in Tanbreez	10,187	0.6693	6,818
Investment in CRML	1,124,664	0.6693	752,738
Property, plant and equipment	2	0.6693	1
Restricted cash and other deposits	50	0.6693	33
Right and use assets	13	0.6693	9
Long-term loans receivable	1,125	0.6693	753
Total assets	$1,357,918		$908,855
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,576	0.6693	$1,724
Provision	6,763	0.6693	4,526
Lease liability	17	0.6693	11
Total current liabilities	9,356		6,261
Long term lease liability	2	0.6693	1
Deferred tax liability	39,960	0.6693	26,745
Total liabilities	49,318		33,007
Net assets	$1,308,600		$875,848
EQUITY
Share capital	101,514		65,363
Reserves	(2,430)		15,286
Noncontrolling interest	(1)		(1)
Retained earnings	1,209,517		795,200
Total equity	$1,308,600		$875,848

For the Six Months Ended December 31, 2025 (in thousands)	IFRS before conversion (in AUD)	AUD to USD Average Exchange Rate for the six months ended December 31, 2025	IFRS after conversion to (USD)
Other income	$546	0.6556	$358
Operating expenses
Foreign exchange	(513)	0.6556	(336)
Consulting and profession services expense	(7,518)	0.6556	(4,928)
Travel and entertainment	(136)	0.6556	(89)
Salaries and wages	(277)	0.6556	(181)
Share based payments to directors and management	(4,755)	0.6556	(3,117)
Compliance and regulatory fees	(439)	0.6556	(288)
Administrative expenses	(92)	0.6556	(60)
Promotion, IR and PR expenses	(197)	0.6556	(129)
Occupancy	(2)	0.6556	(1)
Insurance	(98)	0.6556	(64)
Finance costs	(904)	0.6556	(593)
Depreciation expense	(2)	0.6556	(1)
Depreciation expense leased assets	(13)	0.6556	(9)
Gain loss on extinguishment of liability	(103)	0.6556	(68)
Gain on deconsolidation of CRML	1,275,503	0.6556	836,187
CRML Expenses (pre deconsolidation)	(15,703)	0.6556	(10,294)
Gain on deconsolidation – recycling of FX translation reserve	2,581	0.6556	1,692
Exploration expenditure impairment	(273)	0.6556	(179)
Gain/(loss) on fair value of financial assets	3,303	0.6556	2,165
Share of net profits of JV accounted for using the equity method	(74,254)	0.6556	(48,680)
Net gain on disposal / deemed disposal of CRML shares	16,826	0.6556	11,030
Other expense	(46)	0.6556	(30)
Net income before income tax	$1,193,434		$782,385
Income tax expense	(47,692)	0.6556	(31,266)
Net income after tax	1,145,742		751,119
Other comprehensive income	(6,461)	0.6556	(4,236)
Total comprehensive income	$1,152,203		$755,355

For the Year Ended June 30, 2025 (in thousands)	IFRS before conversion (in AUD)	AUD to USD Average Exchange Rate for the six months ended June 30, 2025	IFRS after conversion to (USD)

Other income	$1,244	0.647822	$806
Operating expenses
Foreign exchange	(1,790)	0.647822	(1,159)
Consulting and profession services expense	(20,104)	0.647822	(13,024)
Travel and entertainment	(547)	0.647822	(354)
Salaries and wages	(2,702)	0.647822	(1,750)
Share based payments to directors and management	(49,072)	0.647822	(31,790)
Compliance and regulatory fees	(1,751)	0.647822	(1,135)
Administrative expenses	(26)	0.647822	(17)
Promotion, IR and PR expenses	(2,180)	0.647822	(1,412)
Insurance	(3,297)	0.647822	(2,136)
Finance costs	(1,052)	0.647822	(681)
Depreciation expense	(8)	0.647822	(5)
Depreciation expense leased assets	(42)	0.647822	(27)
Loss on disposal of fixed assets	(1)	0.647822	(1)
Merger expense	(4,635)	0.647822	(3,003)
Gain loss on extinguishment of liability	364	0.647822	235
Gain on deconsolidation of CRML	7	0.647822	5
Gain on deconsolidation – recycling of FX translation reserve	1,085	0.647822	703
Exploration expenditure impairment	(400)	0.647822	(259)
Gain/(loss) on fair value of financial assets	(14,497)	0.647822	(9,391)
Share of net profits of JV accounted for using the equity method	76	0.647822	50
Net gain on disposal / deemed disposal of CRML shares	3,254	0.647822	2,108
Impairment	(698)	0.647822	(452)
Other expense	(20)	0.647822	(14)
Net loss	$(96,792)		$(62,703)
Other comprehensive income	(25,299)	0.647822	(16,389)
Total comprehensive income	$(71,493)		$(46,314)

Note 5 — Adjustments to Unaudited Pro Forma

Condensed Combined Balance Sheet as of December 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Stage 2 Accounting Adjustments

A.

Reflects the issuance of 14,500,000 ordinary shares on April 29, 2026 under Stage 2 of the Heads of Agreement (HOA) to acquire an additional 50.5% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”), bringing the Company’s total ownership stake to 92.5%. Following this transaction, EUR retained a 7.5% NCI in Tanbreez.

Management evaluated the acquisition and concluded that Tanbreez did not constitute a business as defined under IFRS 3 Business Combinations, as it lacks substantive processes and outputs. Accordingly, the transaction is accounted for as an equity-settled asset acquisition within the scope of IFRS 2 Share-based Payment. Because the transaction resulted in the Company obtaining control over Tanbreez, the financial statements of Tanbreez have been fully consolidated into the Company’s financial statements in accordance with IFRS 10.

The accounting mechanics and consolidation adjustments are applied as follows:

●	Derecognition of Investment in Associate: Reflects the step-acquisition mechanic moving from the equity method of accounting to full consolidation. The Company’s historical 42.0% equity method investment in Tanbreez, carrying a book value of $114,046,056, was derecognized upon gaining control.

●	Recognition of Assets and Capitalization of Exploration License: The identifiable historical net assets of Tanbreez were consolidated. The transaction value was measured by reference to the fair value of the assets received in accordance with IFRS 2.13A. The fair value of the net assets was preliminarily determined by the agreed upon implied value of the consideration paid of $116,000,000 for 50.5% of Tanbreez. As such the implied fair value of the net assets was deemed to be $229,702,970 and the 7.5% NCI held by EUR was estimated to be $17,227,723. Consequently, the difference in the fair value of the consideration paid and the fair value of the net asset acquired of $65,843,737 was expensed in accordance with IFRS 2.13A. (See Note 3 for the comprehensive purchase price allocation).

●	Establishment of Non-Controlling Interest (NCI): Reflects the recognition of the remaining 7.5% ownership interest in Tanbreez retained by European Lithium Limited (“EUR”). In accordance with IFRS, the Company has elected to measure this non-controlling interest using the proportional share of net assets method, resulting in an initial NCI allocation of $17,227,723 within the equity section of the consolidated balance sheet.

Other Material Subsequent Transaction Adjustments

B.	Reflects the closing of a Private Investment in Public Equity (“PIPE”) transaction subsequent to December 31, 2025. This adjustment represents the gross proceeds of $59,999,998 received from the issuance of 5,999,998 shares of ordinary shares at a purchase price of 10.00 per share.

C.	Reflects the subsequent settlement of certain liabilities through the issuance of 4,153,686 shares of ordinary shares, occurring subsequent to December 31, 2025. Specifically, this adjustment accounts for:

●	The extinguishment of trade and other payables totaling $12,800,000.

●	The settlement of outstanding warrant liabilities valued at $27,200,000.

The total carrying value of these settled obligations, amounting to $40,000,000, has been reclassified to share capital upon the issuance of the underlying shares.

D.

Reflects equity transactions and adjustments occurring subsequent to December 31, 2025, as follows:

Stock-Based Compensation: Reflects the issuance of 610,000 ordinary shares in connection with the accelerated vesting and settlement of outstanding stock-based compensation awards triggered upon the closing of the transaction. This adjustment records a charge of $6,398,700 to accumulated deficit to recognize the accelerated stock-based compensation expense, with a corresponding credit to share capital.

Warrant Exercise: Reflects the issuance of 10,000 ordinary shares resulting from the subsequent cash exercise of 10,000 outstanding warrants. This adjustment records an increase of $70,000 to cash and cash equivalents, with a corresponding credit to share capital.

E.	Reflects the issuance of 150,262 shares of ordinary shares in connection with the acquisition of 70% of 60 Degrees, the total purchase price is $5,000,000 in cash and $2,000,000 in shares resulting in the issuance of 150,262 at $13.31 per share.
EUR Transaction Accounting Adjustments
F.	Reflects the financial effects of the closing of the EUR Transaction and the transition to full consolidation of the underlying net assets. Management evaluated the acquisition under IFRS 3 Business Combinations and concluded that the acquired entity did not constitute a business, as it lacked substantive processes and outputs. Accordingly, the transaction has been accounted for as an asset acquisition settled through the issuance of equity instruments within the scope of IFRS 2 Share-based Payment. In accordance with IFRS 2, the transaction was measured based on the fair value of the identifiable net assets received, assuming the transaction closed on December 31, 2025. The accounting mechanics and consolidation adjustments are applied as follows:

●	Equity Consideration and IFRS 2 Step-Up: Initial share consideration consists of 70,041,706 ordinary shares with an implied contract value of $751,493,625. Because the fair value of the identifiable net assets acquired was determined to be $772,646,841, the transaction value was measured by reference to the fair value of the assets received in accordance with IFRS 2.13A. Consequently, the share capital credit was stepped up by $21,153,216 to match the $772,646,841 total asset valuation.

●	Derecognition of Investment in Associate: Reflects the transition from the equity method of accounting to a fully consolidated presentation. The Company’s pre-existing historical investment in associate balance was derecognized upon gaining control.

●	Elimination of Historical Equity and Non-Controlling Interest: To reflect the capital structure of the combined legal entity and avoid double-counting, the historical equity accounts of the acquired entity were eliminated upon consolidation, including Share Capital of $65,363,177, Reserves of $15,285,904, and Accumulated Deficit of $795,197,794. Additionally, the historical non-controlling interest of $1 held by European Lithium Limited (“EUR”) was eliminated to reflect that the entity is now a 100%-owned, fully consolidated subsidiary of the Company.

G.	Reflects the elimination of the EUR held historical investment in CRML. While this investment is initially recognized at fair value as part of the assets acquired via the transaction, under IAS 32 (Financial Instruments: Presentation), an entity is prohibited from recognizing its own equity instruments as a financial asset. Accordingly, the historical CRML shares acquired from EUR are immediately reclassified as treasury shares and presented as a deduction from equity within the condensed combined financial statements, eliminating the reciprocal investment asset against equity.

H.	Reflects the elimination of both the NCI held by CRML in Tanbreez and the EUR investment in the Tanbreez. According to IFRS 10.B96, any difference between the consideration paid (the book value of the investment in the acquired entity) and the carrying amount of the NCI adjusted must be recognized directly in equity (attributable to the parent).

I.	Reflects the elimination of intercompany loan between EUR, Tanbreez and CRML.

J.

Reflects the funding to Velta. On February 5, 2026 and May 19, 2026, the Company advanced funds of US$5,000,000 and US$6,000,000 to Velta respectively. The funds were advanced under a loan agreement and bear interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of March 1, 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on January 27, 2026.

On February 26, 2026, EUR provided its subsidiary, European Lithium Ukraine LLC, with US$21,000,000 in funds to participate in the debt repurchase auction in connection with the acquisition of Velta. European Lithium Ukraine LLC has finalized the debt repurchase agreements and the funding of US$21,000,000 has subsequently been reassigned to EUR. The loan bears interest at 10% per annum and is secured over the assets of Velta. The loan is repayable the earlier of 1 March 2027, the occurrence of a mandatory repayment event of 10 business days following the completion of Velta pursuant to the binding agreement entered into and announced on January 27, 2026.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended December 31, 2025 and for the Year Ended June 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Stage 2 Accounting Adjustments

(AA) Reflects the elimination of share of profit of the joint venture under the equity method as it is now 100% consolidated.

(BB) To recognize the non-controlling interest portion of earnings held by European Lithium Ltd of 7.5%.

(CC) Reflects the one time charge for the difference between the total consideration paid and the noncontrolling interest less the net assets acquired allocated to earnings in accordance with IFRS 2.13A.

EUR Transaction Accounting Adjustments

(DD) To remove the impact of CRML non-controlling interest carried on EUR and Tanbreez non-controlling interest carried on CRML.

(EE) To remove the impact of CRML deconsolidation and gains/losses recognized as a result of selling CRML shares that would no longer be applicable upon full consolidation of EUR by CRML.

(FF) To recognize share based compensation related to the EUR performance rights replaced with CRML performance rights.

(GG) To true up the deferred tax impact upon consolidation of EUR.

Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Stage 2 Acquisition, assuming the shares were outstanding since July 1, 2024. The impact of the Stage 2 Acquisition is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the Stage 2 Acquisition have been outstanding for the entire period presented.

The following table sets out the share ownership of CRML following the issuance of 14,500,000 shares under the Stage 2 Acquisition the issuance of 610,000 share based compensation, 5,999,998 PIPE shares, and 4,153,686 vendor and warrant liability settlement the issuance of 10,000 shares for the exercise of warrants and the issuance of 150,262 share for the acquisition of 60 Degrees on a pro forma basis: (Six Months Ended December 31, 2025 and the twelve months ended June 30, 2025)

Net loss per share	Six Months Ended December 31, 2025	Twelve Months Ended June 30, 2025

Net loss attributed to CRML	$(121,744,087)	$(116,876,805)
Weighted average shares outstanding – Pro forma basic and diluted	146,766,204	146,766,204

Net loss per share – Basic	$(0.83)	$(0.80)
Net loss per share - Diluted	$(0.83)	$(0.80)

The following table sets out the share ownership of CRML following the issuance of shares stated above as well as the estimated issuance of 70,041,706 share for the acquisition of EUR on a pro forma basis: (Six Months Ended December 31, 2025 and the twelve months ended June 30, 2025)

Net loss per share	Six Months Ended December 31, 2025	Twelve Months Ended June 30, 2025

Net loss attributed to CRML	$(173,515,530)	$(217,734,321)
Weighted average shares outstanding – Pro forma basic and diluted	216,807,910	216,807,910

Net loss per share – Basic	$(0.80)	$(1.00)
Net loss per share - Diluted	$(0.80)	$(1.00)